Exhibit 99.1

29 August 2002


                          Allied Domecq Analyst Seminar

Allied Domecq is holding an analyst seminar this afternoon in London where updates will be given on the progress we are making in our US spirits business, our recent marketing initiatives and in our Quick Service Restaurants business.

Allied Domecq continues to build on the progress made in the first half of the year. Trading for the Group in the year will be in line with expectations. We have continued to invest strongly behind our brands and in consumer-led innovation with the launch of a major new marketing campaign for Ballantine's, a new cream liqueur extension, Tia Lusso, and a range of ready-to-drink products.

Our US business is benefiting from the positive actions taken earlier this year, and has maintained the encouraging trends now established in most key brands. We have continued our programme to reduce stocks in the US supply chain. Europe, Asia Pacific and Latin America have continued the momentum of the first half.

The integration of both Malibu and our recent wine acquisitions remains on track. These acquisitions have enhanced the growth profile of the business with increased exposure to growing categories. The key elements of our premium wine business are now in place and it is trading in line with the targets set out in our wine strategy.

Our Quick Service Restaurants business is making good progress with a strong performance in Dunkin' Donuts and Baskin-Robbins benefiting from its revitalised brand offering.

In line with other companies, market and demographic dynamics over recent years have increased the cost of providing pensions. Allied Domecq will continue to grow earnings this year in line with expectations after absorbing increased pension costs of some (pound)15m, with a similar increase anticipated in the year to August 2003. Separately, Allied Domecq will continue to disclose financial information as required by FRS 17. Recent stock market volatility has caused significant variation in the net pension liability under FRS 17 which, at its worst month end point, was around (pound)400m compared with (pound)33m at 31 August 2001. This compares with Allied Domecq's enterprise value of around (pound)7bn. In aggregate, the pension funds remain well funded and we do not anticipate having to materially increase Allied Domecq's cash contributions to the funds.

Slide presentations will be available from the corporate website, www.allieddomecq.com, from 16.00 today. The preliminary announcement of results for the year ended 31 August 2002 will be made on 29 October.


Note
It is expected that there will be around 1,107 million shares in issue at the end of the year. The weighted average number of shares in issue during the current financial year, and excluding those held by the Allied Domecq employee trust, is expected to be 1,066 million shares.



Media enquiries:

Jane Mussared, Director of Corporate Affairs                 +44 (0) 7880 783532
Anthony Cardew - Cardew & Co.                                +44 (0) 207 9300777



Investor enquiries:

Peter Durman, Director of Investor Relations                 +44 (0) 7771 974817





END